MICHAEL J. MORRISON ATTORNEY AND COUNSELOR AT LAW	1495 RIDGEVIEW DRIVE, SUITE 220 RENO, NEVADA 89519 (775) 827-6300 FAX (775) 827-6311 E-MAIL: VentureLawUSA@gmail.com WEBSITE: www.VentureLawUSA.com

September 30, 2013

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C., USA 20549
Tel (202) 551-3735
E-mail: "Jacobs, Barbara" <JacobsB@SEC.GOV>

RE: Lodging Media, Inc.
       Registration Statement on Form S-1
       Filed March 14, 2013
       File No. 333-186482

Dear Ms. Jacobs:

Lodging Media, Inc. (the “Company”) herein respectfully  requests acceleration of the effective date of our pending registration statement on Form S-1.

Please accept the following as the written statement from our Company that you require, acknowledging our understanding and acceptance that:

● should the Commission or the staff,  acting pursuant to its delegated authority, declare the Company's Form S-1 filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

● the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our understanding that we must provide a minimum of 48 hours’ notice to you regarding our request for Effectiveness and we herein request an Effectiveness Date for Lodging Media, Inc.'s Form S-1 of Wednesday, October 2, 2012, at 2:00 PM EST, or as soon thereafter as is practicable.

Thank you again for the assistance you and your staff have provided during the review process of our Form S-1.

Best regards,

/s/ Michael J. Morrison

Michael J. Morrison, Esq.